TASEKO ANNOUNCES NEW BOARD APPOINTMENT

May 16, 2016, Vancouver, BC - Taseko (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the "Company") is pleased to announce the appointment of Geoffrey Burns to its Board of Directors as an independent, non-executive director.

Mr. Burns brings over thirty years of senior management experience in the mining industry to Taseko. He is currently the Chairman of Maverix Metals Inc. and until December 2015 was the President, CEO and a Director at Pan American Silver Corp. During his 12 year tenure at Pan American Silver, the company increased its annual silver production from 7.5 million ounces to over 26 million ounces to become the second largest primary silver producer in the world. He has extensive experience throughout North and South America in mine operations and project development having participated in numerous mine construction projects from feasibility study into continuous operation. He has also led numerous capital market transactions including placements of equity, debt and convertible debt, and was instrumental in completing several cornerstone acquisitions for Pan American Silver.

Mr. Burns also served for a two year term as President of the Silver Institute, a nonprofit international association of producers, refiners, silversmiths and bullion suppliers dedicated to the development and uses of silver and silver products in the global marketplace.

“On behalf of the Board of Directors and management, I would like to welcome Geoff to the Taseko Board. Geoff’s leadership and experience, along with a successful track record while CEO at Pan American Silver, makes him an ideal candidate for our Board. The addition of Geoff will further strengthen and broaden Taseko’s leadership team,” said Russell Hallbauer, President and CEO of Taseko.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.